601 Lexington Avenue New York, New York 10022
Michael Kim To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4746		(212) 446-4900
michael.kim@kirkland.com	www.kirkland.com

August 1, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Christina Chalk

Re:	iGATE Computer Systems Limited (formerly known as Patni Computer Systems Limited) Amendment 4 to Schedule TO-T/A and Schedule 13E-3/A Filed July 31, 2012 File No. 5-82642

Dear Ms. Chalk,

This letter is being furnished by iGATE Corporation, the Promoters, and iGATE Computer Systems Limited (formerly known as Patni Computer Systems Ltd.), a public company registered under the laws of India (the “Company”) in response to comments received from the staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 24, 2012, with respect to Amendment No. 3 to the Filing Persons’ Schedule TO-T/A and Schedule 13E-3/A (File No. 5-82642) (collectively, the “Schedule TO”) that was filed with the Commission on July 17, 2012.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Filing Persons’ response to each of the numbered comments immediately below each numbered comment.

Chicago            Hong Kong              London              Los Angeles              Munich              Palo Alto              San Francisco              Shanghai              Washington, D.C.

August 1, 2012

In addition, the Filing Persons are hereby filing Amendment No. 4 (“Amendment No. 4”) to the Schedule TO. Amendment No. 4 has been revised to reflect responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 4, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 4, all of which have been marked to show changes from the filing of Amendment No. 3 to the Registration Statement.

General

1.	Staff’s comment: We note you response to comments 1 and 2 in our prior letter dated July 2, 2012. Amendments should also generally be distributed to US shareholders. Please confirm in your response letter and tell us how this was done with respect to amendment 3 in particular, as well as the amendment you will file in response to these comments.

Response: Amendment No. 3 was sent by registered air mail to all the Company’s U.S. shareholders. In addition, concurrently with the filing of Amendment No. 4, the Company is providing ADS holders and U.S. shareholders with Amendment No. 4.

2.	Staff’s comment: See comment 3 in our July 2, 2012 letter and your response. Put the information in your comment response (about your lack of current intentions to engage in a second step transaction to eliminate target security holders remaining after the Offer) in the disclosure document. Discuss the impact on remaining Patni security holders who elect not to participate in the offer.

Response: In response to the Staff’s comment, the Filing Persons have amended the disclosure on page 6 of the Schedule TO.

3.	Staff’s comment: Refer to comment 4 in our prior comment letter and your response. Clarify in the amended disclosure document.

Response: In response to the Staff’s comment, the Filing Persons have amended the disclosure on page 7 of the Schedule TO.

August 1, 2012

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at 212-446-4746.

Sincerely,

/s/ Michael Kim
Michael Kim, Esq.

Cc:	Joseph G. Connolly, Jr.
Hogan Lovells US LLP